City of Buenos Aires, April 7th, 2026

Bolsas y Mercados Argentinos S.A.

Comisión Nacional de Valores

Ref.: Relevant Event. AGM resolutions.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos S.A. and Comisión Nacional de Valores in my capacity as Head of Market Relations at Pampa Energía SA (‘Pampa’ or the ‘Company’) to inform that, on the date hereof, the Company’s Shareholders Meeting resolved: (i) to re-elect Gustavo Mariani and Ricardo Alejandro Torres as regular directors, and María Agustina Montes and Horacio Jorge Tomás Turri as alternate directors, maintaining their non-independent status; and (ii) to appoint Nicolás Aguzin as an independent regular director, replacing Silvana Wasersztrom. These appointments will each be for three terms, ending on 31 December 2028.

On the other hand, the Company’s Shareholders’ Meeting resolved to approve a capital reduction in the amount of AR$19,920,279, meaning that it will go from AR$1,363,520,380 to AR$1,343,600,101, and the consequent cancellation of 19,920,279 treasury shares held by the Company, equivalent to 1.46% of its share capital.

Sincerely,

María Agustina Montes

Head of Market Relations